Exhibit 99

Letter to Shareholders
First Quarter 2026
The first quarter 2026 brought continued strong growth and profitability. The companywide combined ratio (CR) for the quarter was 86.4 with 6% net premiums written (NPW) growth and 9% policies in force (PIF) growth, compared to the same period last year. A terrific start to the year, after two solid years of incredible results. The industry is very competitive, and shopping continues, which is fantastic for consumers and trusted brands, and we have done quite well in the past in these market environments.
Personal Lines (personal auto, special lines, and personal property) delivered strong growth and profitability to start the year, increasing PIFs 9% and NPW 7% year over year (YOY) while sustaining a CR of 86.0—well below our established target. Our personal vehicle business continues to demonstrate sustained growth in the face of increasing competition, while personal property remains focused on repositioning our book to deliver profitable growth in areas with less volatile weather.
During the quarter, we capitalized on seasonal consumer shopping by investing in advertising and using targeted agent incentives to drive new applications and retain in‑force policies. These actions helped generate a 10% increase in total Personal Lines applications during the first quarter 2026, compared with the same period last year. Total media spending increased 20% versus last year, and we plan to continue to invest across media platforms and our agencies to support ongoing growth and retention as long as our media spend remains efficient. At the same time, we remain focused on operational efficiency and expense discipline, delivering a 0.4 point improvement in the Personal Lines vehicle non‑acquisition expense ratio versus the prior year.
Personal Lines auto PIFs increased 11% YOY for the first quarter 2026, building on the 22% YOY increase delivered in the first quarter last year, and contributed an additional $1.3 billion of premiums written. We advanced segmentation and risk selection by expanding the personal auto product model 9.0 to 14 states that represented 44% of our countrywide trailing 12-month personal auto NPW as of quarter end. We believe our rates remain highly competitive, as evidenced by conversion being at the highest level in over 20 years. While overall rates have been relatively stable, we continue to take targeted decreases in states and markets where margin allows to further accelerate growth. Special lines continued to grow across each product, while performing below seasonal combined ratio expectations.
In personal property, we continued to execute on our “Blueprint for the Future” strategy by prioritizing lower‑risk properties, reducing exposure in more catastrophe‑prone markets, and emphasizing bundled homeowners’ policies. PIFs grew nearly 2% for the quarter in property, compared to the first quarter last year, driven by strong renters’ growth that was partially offset by actions we took to intentionally moderate growth in our homeowners’ products. We ended the quarter with $693 million in personal property NPW and a CR of 78.3. Given the success of Blueprint restoring the health of our property products in most states, we are now selectively increasing availability while maintaining disciplined risk selection.
Our Commercial Lines (CL) business finished the first quarter 2026 with modest NPW growth of 3% YOY, at an 89.0 CR. Premium growth in the transportation network company (TNC) business was the driver of overall CL NPW growth during the quarter. The TNC growth is attributable to the renewal of certain TNC policies that included an increase in projected mileage, which is the basis for computing premiums, and an increase in the percentage of premiums retained. Excluding the TNC business, our total CL NPW for the quarter would have decreased 1%, compared to the first quarter 2025.
Core commercial auto NPW growth was flat for the quarter, despite having positive PIF growth, compared to the first quarter last year, due to a shift in the mix of business to lower average written premium business market targets (BMT) and a shift to a greater mix of policies with 6-month terms, compared to 12-month terms, in our contractor and business auto BMTs.

Based on data from S&P Global Market Intelligence, the commercial auto industry, excluding Progressive, ended 2025 with an estimated CR of approximately 105, underscoring continued profitability challenges across the market. In response, we believe competitors are increasing rates and taking other underwriting actions. Industry data, including fourth quarter 2025 survey results from the Council of Insurance Agents & Brokers, shows commercial auto rate increases were the highest among all commercial lines, reaching mid-single digits.
We have a long track record of identifying and responding to profitability pressures ahead of the broader industry. While this approach can temporarily moderate our growth as competitors delay action, it has consistently positioned us well as market pricing adjusts. As the commercial auto industry rate levels rise, we expect our pricing to become more competitive. Early indications suggest these competitor actions are already influencing customer shopping behavior. Increased quote activity in the first quarter, particularly within commercial trucking, points to higher shopping levels, which we believe are being driven in part by competitor rate increases and tighter underwriting.
We continue to invest in product segmentation with the roll out of our newest core commercial auto product offering, model 8.3, which brings new external data that we expect will improve segmentation and better match rate to risk. As of the end of the first quarter 2026, the 8.3 model was elevated in 16 states that represent 52% of our countrywide trailing 12-month core commercial auto NPW. We also completed development of our next product model, which we expect to launch in the first state in the third quarter of this year.
Our significant capital generation was on display in the first quarter, as we were able to produce $2 billion in comprehensive income. On top of that, we took the opportunity to raise an aggregate of $1.5 billion in 5- and 10-year senior notes in March. With our financial leverage continuing to trend lower, we felt that this was an appropriate time to raise additional debt capital. Even after this transaction, our debt-to-total capital ratio remains well below our 30% threshold. As we have mentioned before, Progressive will repurchase shares when we have excess capital and we believe that the market valuation is trading below our view of long-term fair or intrinsic value. In the first quarter, we repurchased $478 million of our common shares and we expect share repurchases will remain amongst our options for redeploying our excess capital, along with supporting business growth, corporate development, investment risk, and dividends.
In the first quarter of 2026, our investment portfolio saw a return of 0.1%, with a fixed income portfolio return of 0.3% and a common stock portfolio return of (4.1)%. Geopolitical risk, among other factors, caused significant volatility across both fixed income and equity markets during the quarter.
In the spirit of spreading good news and celebrating National Volunteer Month in April, I want to share a few stories that reflect the heart of Progressive. Across the company, employees are using their time, talents, and personal experiences to make a meaningful difference in their communities.
I’ll start with Alexzandrea, a medical claims representative whose volunteer efforts help empower children and families in lasting ways.
Alexzandrea’s story
“I grew up in a single-parent household with a teen mom,” Alexzandrea shares. “Money was tight, and I experienced firsthand how something as simple as a haircut can make a big difference in how a child feels about themselves.” Motivated by those experiences, Alexzandrea pursued cosmetology alongside her full-time career. Over the past few years, she’s organized free haircut events at schools, churches, and community fairs—partnering with local stylists to serve families in need. At one event alone, her team provided more than 200 haircuts in a single day.
“When kids feel good about themselves, it changes how they participate in class, how they make friends, and how they see themselves,” she explains. “But for me, it’s also about the parents. Seeing their relief when one stress is taken off their plate—that’s what keeps me going.” Her efforts have created a ripple effect in the community, fostering confidence, connection, and belonging.
“We all have the power to make a difference, and I’m grateful to be part of a company that encourages us to do just that,” she says. “I encourage everyone to look internally and think of one skill or talent you have—maybe you’re handy and can help hang shelves, or you can assist someone with their car. You never know the impact you might make.”

Michelle’s story
Commercial Lines specialist Michelle teaches donation-based yoga classes in local Cleveland parks to create access to self-care, healing, and connection—regardless of someone’s financial situation.
Michelle’s yoga journey began in 2017, when her husband encouraged her to attend a beginner class with him. Although the class proved much harder than expected, she quickly fell in love with yoga and the lessons it offered. By 2018, she decided to become a certified instructor.
A few months later, Michelle was invited by another instructor to help lead a class on Edgewater Beach in Cleveland. After excitedly accepting, she soon began teaching her own sessions in local parks and beaches, with attendance ranging from fewer than 10 participants to nearly 70.
Michelle chose to make her classes donation-based to keep them inclusive and accessible. She initially focused on true beginner sessions so first-time students would feel welcomed and supported.
“I don’t know everyone’s financial situation,” says Michelle. “Teaching yoga isn’t about making money for me.” “I speak to all attendees of my class very softly and let them know it’s OK to leave their emotional baggage here,” Michelle explains. “Some have left the class in tears due to the emotional relief they experienced during the session.”
Creating space for calm and connection is something Michelle believes in beyond her yoga classes. She often shares simple poses and exercises students and coworkers can practice at home to help manage stress and anxiety. “Even though I’m not working from an office, I still feel like I can showcase who I truly am,” Michelle shares. “I’ve even started leading desk yoga sessions during a portion of my team meetings.”
Kim’s story
After her mother passed away, Kim, a claims supervisor, began looking for ways to give back and honor her mother’s passion for helping people experiencing homelessness. When she learned about Progressive’s partnership with Family Promise on the intranet, she knew she had found the right cause.
Family Promise is a national leading nonprofit dedicated to preventing and ending family homelessness through proven strategies such as emergency shelter, permanent housing, and stabilization services. As a result, approximately 80% of families sheltered by Family Promise find and maintain stable housing.
Kim discovered she could use her love of cooking and baking to support Family Promise by preparing and delivering meals to families staying at their shelters. “I pull out all my cooking equipment once a month and make everything from spaghetti, pasta primavera, beef stir fry, shepherd’s pie, and desserts to box up and deliver to the families at Family Promise shelters,” Kim explains. “One family told me they haven’t had one of my dishes since their grandmother made it for them years ago, and it brought them to happy tears when they received it.”
Once a month, Kim uses one of her days off to make the 40-minute drive to the facility, where she enjoys meeting families, making them feel important, and offering encouragement. “I know what it’s like to not have a place to call my own, because I once experienced that,” says Kim. “Being able to offer support to the families at Family Promise brings my experience full circle.” Kim also used her Volunteer Time Off (VTO) hours to be featured in a Family Promise video highlighting her volunteer work and inspiring others to give back.
“I’ve found my passion volunteering for Family Promise,” Kim says. “After my mother passed, I found myself in a very dark place. Having this opportunity that Progressive provides to give back helps me feel as if I can move forward and live fully in my own life, too.” “Had it not been for Progressive, I would have missed out on a great opportunity to help these families,” Kim says. “I feel like I found my purpose.”

As we head into the second quarter and think about the challenging competitive dynamics, I often reflect on the first line of one of our Core Values, “Objectives,” and while we have one overarching companywide objective to grow as fast as we can at or below a 96 CR, the first line of the Objective Core Value sums up how we do it: “We set ambitious goals and evaluate our performance by measuring what we achieve and how we achieve it.”
We often say that it’s relatively easy to either grow or be profitable, but doing both consistently is extraordinarily difficult, especially doing so time and time again like we have at Progressive. It takes every one of us to achieve this success and we welcome the current challenges with open arms.

Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

4